

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
D. Hunt Hawkins
Chief Executive Officer
Stein Mart, Inc.
1200 Riverplace Blvd.
Jacksonville, Florida 32207

Re: Stein Mart, Inc.
Form 10-Q for the quarterly period ended November 2, 2019
Exhibit No. 10.1 – Amendment to the Amended and Restated Co-Brand and Private Label Credit Card Consumer Program Agreement with Synchrony Bank, dated August 21, 2019, by and among the Company and Synchrony Bank, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 23, 2019
Filed December 4, 2019
File No. 000-20052

Dear Mr. Hunt Hawkins:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance